Tel 212 513 3200 Fax 212 385 9010	Holland & Knight LLP 195 Broadway New York, NY 10007 www.hklaw.com
Frode Jensen 212 513 4682 Frode.jensen@hklaw.com

May 8, 2009

VIA EDGAR AND ELECTRONIC MAIL

Mr. Dan Duchovny

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Trico Marine Services, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on April 27, 2009 by Kistefos AS, Christen Sveaas and Åge Korsvold
File No. 1-33402
Soliciting Materials filed on March 16, 2009 on Schedule 14A
File No. 1-33402

Dear Mr. Duchovny:

On behalf of Kistefos AS, Christen Sveaas and Åge Korsvold (collectively, “Kistefos”), this letter constitutes Kistefos’ response to your letter dated May 4, 2009 in which you provided the staff’s comments on Kistefos’ Preliminary Proxy Statement filed April 27, 2009, and additional soliciting materials filed by Kistefos on March 16, 2009.  References to the Proxy Statement in the responses set forth in this letter are to the revised preliminary proxy statement filed by Kistefos with the Commission on May 11, 2009.  Capitalized terms not defined herein have the meaning ascribed to them in the Proxy Statement.

PREC 14A filed April 27, 2009

Cover Letter

1.                                      In the letter and throughout the proxy statement, please clarify that if your nominees are elected, they would constitute a minority of the Board and as such, it is not guaranteed that their election would have any bearing on the ability to effect change at the company or restore stockholder value as suggested in your disclosure.

Response: We have revised our disclosure in the cover letter and on pages 5 and 26 of the Proxy Statement to clarify that because Christen Sveaas and Åge Korsvold (the “Kistefos Nominees”), if elected, will only constitute a minority of the directors, there can be no assurance that they will be able to cause the Board to effect changes at Trico or to approve steps suggested by the Kistefos Nominees to restore stockholder value.

2.                                      Please revise to explain the statement that Trico stockholders have “waited long enough.” Similarly, please explain and provide support for your statement that the nominees have “turnaround expertise.”

Response: We have revised the cover page of the Proxy Statement to delete this statement.  We have expanded the disclosure regarding the Kistefos’ Nominees turnaround experience on page 24 of the Proxy Statement.

Reasons for our Solicitation, page 5

3.                                      Please expand upon how the election of your nominees and the proposals you advance would “improve the company’s business, operations and financial condition and strategic direction...”  As noted in a previous comment, please also revise to acknowledge that there may still be limitations on the ability to produce such results even if all of your proposals are adopted.

Response: We have revised the disclosure on page 5 of the Proxy Statement to state the purpose of Kistefos’ solicitation.  We have also provided the requested acknowledgment.  Please also refer to our response to comment No. 1.

4.                                      You disclose that the nominees, together with the other Board members, intend to “explore all avenues to maximize... value.”  Please clarify.  If the nominees have specific plans to maximize value, please disclose such plans in the proxy and any steps the nominees have already taken in furtherance of such plans.  If there are no such plans, please revise to state this fact.

Response: The disclosure on page 5 of the Proxy Statement has been revised to state that the Kistefos Nominees currently have no such specific plans and to provide the requested clarification.

5.                                      Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis.

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Provide us with support for the statements you make with respect to the following non-exhaustive list of statements.

Where the basis of support is other documents such as the reports and articles you cite to or opinions, if any, received from, for example, the Maritime Administration of the U.S. Department of Transportation, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely.  Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

a.               assertions throughout the proxy statement regarding your belief that you are in compliance with U.S. Maritime Laws applicable to the Company;

b.               reference to the “confirmation by MarAd that the election of the Kistefos nominees as [you] are proposing complies with the Jones Act”;

Response: In response to 5(a) and (b) above, in addition to the statements set forth on pages 8, 17, 24 and A-2 of the Proxy Statement, for the bases of support please see the determination of the United States Department of Transportation, Maritime Administration (“MarAd”), attached hereto as Annex 5.a, in which MarAd states that a board of nine directors, two of which are non-U.S. citizens, with a quorum requirement of seven, would comply with applicable U.S. maritime laws.

c.               the series of bullet points listed on page 8 that you believe have caused, in part, the company’s low share price;

Response: We have deleted this disclosure.

d.               “we observed that, in our opinion, Trico has consistently underperformed its peers in many key operating metrics…”;

Response: We have deleted this disclosure.

e.               “[w]e concluded that there are no impediments to the election of the Kistefos nominees” under applicable U.S. and European competition laws...”;

Response: We have revised our disclosure on page 9 of the Proxy Statement to provide additional explanation.

Furthermore, we wish to advise the staff supplementally that, with respect to U.S. competition laws, we believe that, as a matter of law, the potential competition in the operation of supply and service vessels in the Norwegian and British sections of the North Sea, where Trico’s subsidiary, Trico Supply AS (and its subsidiaries), and Kistefos’ subsidiary, Viking Supply Ships AS

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(and its subsidiaries) (“Viking”)  operate, does not meet the jurisdictional threshold for the application of U.S. antitrust laws to foreign commerce.  That is, as a prerequisite to the application of U.S. antitrust laws to foreign commerce, the Foreign Trade Antitrust Improvement Act (“FTAIA”) requires (1) the existence of a “direct, substantial, and reasonably foreseeable” impact on the U.S. domestic market, or U.S. import and export trade, and (2) that the impact gives rise to an antitrust violation.  Based upon our review of the FTAIA, and given the fact that Viking does not operate in the United States and other market considerations (described below with reference to European competition laws), we believe that the requirements of the FTAIA are not satisfied.  In short, there is no impediment to the election of the Kistefos nominees under applicable U.S. competition laws.

Second, Kistefos has been advised by Norwegian counsel that under applicable European competition laws (specifically Section 10 of the Norwegian Competition Act and Section 53 of the European Economic Area Agreement), there is no per se prohibition against the exchange of information between competitors.  Trico’s concerns relate to the possibility that the exchange of information that could occur between Trico and Viking as a result of the presence of the Kistefos Nominees on the Trico Board could constitute a violation of applicable competition law if that exchange has the effect of restricting competition and the restriction has an appreciable effect on competition.

Kistefos has been advised by Norwegian counsel that there is no case law from the Norwegian Competition Authority in which the exchange of information between directors representing competing companies has been found to constitute an infringement of Section 10 of the Competition Act.

Norwegian counsel has reviewed the relevant markets and advised us that it considers the risk of violating Section 10 of the Competition Act or Section 53 of the European Economic Area Agreement to be limited, for the following reasons: (i) the relevant markets cannot be considered to be concentrated, as there are few barriers to entry, and Viking and Trico do not serve the same customers, (ii) much of the information normally considered sensitive in other markets, such as applicable rates and pricing, is publicly available in the market in which both companies operate, (iii) any exchange of information will be unilateral and will not be disclosed to Viking, as there will be no mutual agreement or concerted practice providing for the exchange of information between either Trico or the Kistefos Nominees and Viking, and (iv) given the parties’ respective market share, even under the most narrow definition of the relevant market (approximately 4% for Trico and 15% for Viking), it is unlikely that information regarding Trico would impact Viking’s behavior in the market or have an appreciable effect on competition.

Norwegian counsel has further advised that, if Trico were to have any remaining concerns, they could be resolved by adopting the following

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customary measures: (i) Mr. Korsvold would resign as a director of Viking, (ii) both Mr. Sveaas and Mr. Korsvold would agree to be subject to Trico’s conflict of interest and ethics policies (described in our response to comment No. 6 below), (iii) both would enter into customary confidentiality agreements, and (iv) both would withdraw from discussions, if any should arise while they are serving on Trico’s Board, by the Board relating to matters sensitive under the competition laws

f.                 “according to the data compiled by RiskMetrics Group, Inc... a substantial number of U.S. public companies that allow stockholder to request special meeting impose stock ownership requirements as low as 10%...”

Response: Please see RiskMetrics article attached as Annex 5.f, stating that of the 46 percent of S&P 1,500 companies allowing shareholders to call special meetings as of Jan. 1, 2009, 29 percent (or approximately 200 companies) provide for the right based on ownership of 10 percent of outstanding stock”.

6.                                      You disclose your belief that you are in compliance with the Jones Act and applicable competition laws is premised on your understanding of the ability of the nominees to adhere to “confidentiality and conflict of interest policies already in place.”  Please disclose the agreements, if any, that the nominees have agreed to or would agree to in an effort to remain in compliance with such laws and policies.  In this regard, please confirm, as you did in soliciting materials filed on March 14, that Mr. Korsvold will (versus can) step down from the Board of Viking Supply Ships AS if elected to the Board of Trico.

Response: We have revised the disclosure on page 9 of the Proxy Statement to clarify that the concerns that the staff is referring to in this comment are concerns regarding compliance with competition laws and not the Jones Act.  The Kistefos Nominees have not entered into any agreements with the Company relating to such laws. If they are elected to the Board, we expect that they will be subject to the following agreements, policies, laws or regulations: (i) the Trico Marine Service, Inc. Financial Code of Ethics and Trico Marine Service, Inc. Proper Business Practice and Ethics Policy, attached hereto as Annex 6.a and Annex 6.b, respectively, (ii) such confidentiality agreements as Trico requires its directors to sign in the ordinary course of business and (iii) the  fiduciary duty of loyalty applicable to directors of corporations under Delaware law.

Kistefos has revised its statement on page 9 of the Proxy Statement to confirm that Mr. Korsvold will step down from the Board of Viking if elected to the board of Trico.

7.                                      You disclose that the company’s conditional offer to add Mr. Sveaas only to the Board constituted an effective acknowledgment by the company that competition issues could be resolved by compliance with existing Trico Board procedures.  Revise to set forth the basis for your belief or disclose that there may have been other factors that caused the company to extend a conditional offer to only Mr. Sveaas.

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Response: Kistefos has revised the statement to set forth the basis for this belief, as requested.  Please see page 9 of the Proxy Statement.  Our view is that, once Mr. Korsvold has resigned as a director of Viking, his presence on the Trico Board would not raise any competition law concerns that would be different from those that would be raised by Mr. Sveaas, Kistefos’ Chairman, and therefore, if Mr. Sveaas is acceptable to the Board then Mr. Korsvold’s election to the Trico Board should likewise be acceptable from a competition law perspective. Kistefos is not aware of any other factors relating to compliance with competition laws that caused Trico to extend a conditional offer only to Mr. Sveaas, and not to Mr. Korsvold. We note that following Mr. Korsvold’s resignation from the board of Viking, neither Mr. Sveaas nor Mr. Korsvold will be an officer or director of Viking.  Kistefos will remain the 100% owner of Viking, Mr. Sveaas will be the direct and indirect owner of 100% of Kistefos and Mr. Korsvold will be the CEO of Kistefos.

8.                                      Given what appears to be an ongoing dispute between the company and the participants regarding the validity of proposal 12, please clarify that even if the required vote was achieved, there is a risk that shareholders who vote using the blue proxy in favor of proposal 12 would effectively be disenfranchised with respect to this proposal should the company refuse to implement the proposal in the manner the participants have proposed.

Response: We have included additional disclosure to clarify that this risk will exist if Trico contests Proposal 12.  Please see pages 9 and 27 of the Proxy Statement.  This disclosure is based on our understanding that Trico intends to contest Proposal 12 if it is passed at the meeting.  We expect that Trico will clearly state that it has such intent in its definitive proxy statement.  We do not, however, believe that shareholders who vote for Proposal 12 will be “disenfranchised” if Proposal 12 is passed.  Rather, we believe that Trico may institute proceedings to establish that the proposal is inconsistent with Delaware law and its Certificate of Incorporation and if Trico is successful the proposal may be struck down.

Voting Procedures, page 10

9.                                      Provide a question and answer that discusses the cross conditions amongst the proposals and the impact this will have on shareholders’ vote.  The question and answer should explain for example, that due to the cross conditions imposed, even if proposals 10 and 11 receive the required vote, if proposals 3, 4, and 5 do not, then Messrs. Kistefos and Sveaas would be precluded from serving on the Board.

Response: We have revised to include this question and answer. Please see page 14 of the Proxy Statement.

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How many votes are needed to approve each of the proposals, page 13

10.                               Clarify the votes needed to pass proposal 2.

                                                Response: Proposal 2 is included in the definition of the Company Proposals, and the vote needed to pass the Company Proposals is disclosed on page 13 of the Proxy Statement.

Proposal 1, Election of company nominees, page 15

11.                               We refer you to Rule 14a-4(d).  It is not apparent that you have the authority to solicit proxies for a Trico nominee.  In this regard, the “short slate rule” exception to Rule 14a-4(d) does not contemplate situations in which non-registrant nominees are not directly contesting for seats on the board.  Please revise your form of proxy card to remove the proposal or provide us with your well-reasoned legal analysis of why Rule 14a-4(d) is invalid as applied to proposal 1.

Response: We believe that Kistefos may rely on the proviso to Rule 14a-4(d) (the “Short Slate Rule”) to seek authority to vote for nominees (the “Company Nominees”) named in Trico’s proxy statement (Proposals 1 and 9), other than Mr. Joseph S. Compofelice, Trico’s Chairman and Chief Executive Officer, because Kistefos meets the express requirements of the Short Slate Rule. Kistefos also believes the Short Slate Rule is not limited to contested elections and in any event that this is a contested election. Lastly, Kistefos believes that compelling policy considerations support application of the Short Slate Rule to this election.  Our comprehensive analysis of this issue is set forth in Annex 11 to this letter.  We have revised the disclosure in the Proxy Statement and on the form of proxy card to clarify how the Independent Proxies will vote the blue card with respect to Proposal 1 in compliance with the requirements of the Short Slate Rule.

12.                               Please see our comment above.  If you remove Proposal 1 from your proxy card, please provide disclosure in your proxy statement advising shareholders who vote using the blue proxy card that they face the risk of disenfranchisement given that their proxies may not be used to vote for any company nominees.

Response: Please see our response to comment 11, above.

Proposal 6: Amendment to the Bylaws to facilitate the calling of special meetings by stockholders…,” page 19

13.                               Revise to explain and provide support for your assertion that each of the requirements imposed by the company’s charter is “restrictive” or “onerous”.  Further, please characterize any such assertions as your opinion.

Response: We have revised the disclosure on page 20 of the Proxy Statement to characterize the assertion as Kistefos’ opinion, and respectfully submit that we have provided support for this assertion in the following paragraphs of the supporting statement.

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Other Matters to be Considered at the 2009 Annual Meeting, page 27

14.                               We note the participants reserve the right to vote for a substitute nominee.  Advise us, with a view toward revised disclosure, whether the participants are required to identify such substitutes in order to comply with any applicable company advance notice bylaw.  In addition, revise to provide the biographical information with respect to the substitute nominees that may be invited to serve should the directors who have consented to be named and to serve if elected are not able to do so.  Rule 14a-4(d)(1), as the participants are aware, does not confer the authority to vote for any person who is not a bona fide nominee.

Response: Trico requires that any stockholder who wishes to nominate a candidate for election to the Board at the annual meeting of the stockholders comply with certain advance notice requirements set forth in Trico’s eighth amended and restated bylaws (the “Bylaws”).  Kistefos has not identified any substitute nominee in the notice of business it delivered to Trico on March 14, 2009 but has reserved the right to do so in the event that either of the Kistefos Nominees becomes unable to serve.  Trico has informed Kistefos that pursuant to the advance notice provisions of the Bylaws, Kistefos may not nominate a substitute nominee.  Trico has disclosed in its proxy statement that it is seeking discretionary authority to vote for any substitute nominee whom it may designate in case any of the nominees named in its proxy statement is or are unable to serve.  We have revised the disclosure on pages 15 and 28 of the Proxy Statement to clarify that Kistefos is seeking discretionary authority for the Independent Proxies to vote in the event that a substitute nominee named by the Company or by Kistefos is deemed a bona fide nominee (by the Company or by order of a court of competent jurisdiction or otherwise).

Cost and Method of Solicitation, page 28

15.                               It appears that you intend to solicit proxies via mail, telephonically, through telefax, email newspapers and the Internet.  Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding

Response: We confirm Kistefos’ understanding that all written soliciting materials must be filed under the cover of Schedule 14A on the date of first use.

16.                               Given that you may solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

Response:  Kistefos does not intend to solicit via internet chat rooms.  Kistefos confirms that, in accordance with Exchange Act Rule 14a-16, it will post its proxy materials on the following specified, publicly-accessible Internet Web site:  http://myproxyonline.com/okapimaterials, and will provide stockholders with notice informing them that the materials are available and explaining how to access them.  We will provide the address of the Web site on page 4 of the Proxy Statement.

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Additional Information, page 29

17.                               You refer security holders to information that you are required to provide that will be contained in the company’s proxy statement for the annual meeting.  We presume that you are relying upon Rule 14a-5(c) to refer to this information.  If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate.  Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders.  Please advise as to your intent in this regard.

Response:  Kistefos intends to disseminate our definitive proxy statement after the distribution of the Company’s proxy statement to security holders.

Soliciting Materials filed on March 16, 2009

18.                               Avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation.  Refer to Rule 14a-9.  In future filings please avoid statements that refer to the “disingenuous” suggestions of the Board of Trico or statements asserting that the Trico Board’s concern regarding the issues is not truly legitimate.  Similarly, refrain from characterizing the Board’s concerns as “patently self-serving and indefensible.”

Response:  Kistefos will avoid these statements in the filing which accompanies this letter and in future filings.

Closing Comments

As appropriate, please amend your filing and promptly respond to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the participants are in possession of all facts relating to the participants’ disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

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•                                          the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  Kistefos acknowledges that (i) the participants are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Lastly, you asked the undersigned in a telephone call on Tuesday, May 5, 2009 to supplementally explain the basis for Kistefos’ belief that it complies with the statement in the letter from MarAd, attached hereto as Annex 5.a, that MarAd “considers the exercise by a non-U.S. citizen of proxies obtained from U.S. citizen share holders, where the total votes to be made by the non-U.S. citizen exceed 25 per cent of the total votes, to violate [the Jones Act].”

Response: Neither Kistefos nor any agent or employee of Kistefos will act as proxy in connection with Kistefos’ solicitation. Kistefos will contract with two United States citizens to act as “independent proxies” in connection with Kistefos’ solicitation. The independent proxies are independent from, and are not affiliated with, any of Kistefos or any associate or affiliate of Kistefos or Okapi Partners, the proxy solicitor. For purposes of the Jones Act, we do not believe the exercise by the independent proxies of proxies obtained from stockholders of Trico pursuant to a solicitation by Kistefos would be “the exercise by a non-U.S. citizen of proxies obtained from U.S. citizen share holders as prohibited by” the Jones Act. We have advised MarAd of our conclusion and MarAd has not raised any objection.  Please also see pages 3, 13 and 30 of the Proxy Statement for our disclosure regarding the independent proxies.

If you have any questions regarding the above responses, please call the undersigned at (212) 513 3462.

Sincerely,

Frode Jensen

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ANNEX 5.A

U.S. Department	1200 New Jersey Avenue, S.E.
of Transportation	Washington, DC. 20590
Maritime
Administration
(202) 366-5320

APR 3 2009

Stuart S. Dye, Esq.

Nancy Hengen, Esq.

Holland & Knight LLP

2099 Pennsylvania Ave., N.W. Ste. 100

Washington, DC 20006-6801

Re: Jones Act compliance

Dear Ms. Hengen and Mr. Dye:

In your March 23, 2009 letter, on behalf of your client Kistefos AS (“Kistefos”), you requested the Maritime Administration to confirm that the following proposals concerning the composition of the Board of Directors for Trico Marine Services, Inc. (“Trico’“) would not violate the Jones Act citizenship laws:

1.             A Board of Directors consisting of 9 directors, of whom 7 are U.S. citizens, with a quorum of 7 directors, provided a valid quorum must have at least 6 U.S. citizen directors present;

2.             The 2 non-U.S. citizen directors are affiliated with, and under common control of a non-U. S. citizen stockholder who owns 22.2% of the stock; and

3.             That the facts and circumstances do not warrant a determination that there is impermissible “control by any other means” by Kistefos.

The Kistefos proposal regarding the composition of the Trico Board of Directors implicates 46 U.S.C. § 50501(b)(3) and (d). With respect to the first proposal listed above, in order for a corporation to be deemed a U.S. citizen 46 U.S.C. § 50501(b)(3) requires that no more of its directors are noncitizens than a minority of the number necessary to constitute a quorum. You have proposed a board of nine directors, two of which will be non-citizens, with quorum requirement of seven. This proposal complies with 50501 § (b)(3) because the two non-citizens would constitute a minority of the number necessary to constitute a seven member quorum.

With regard to the second proposal listed above, the fact that the proposed non-citizen directors are affiliates of non-citizen shareholder Kistefos, AS does not necessarily violate 46 U.S.C. § 50501(d), which prohibits non-citizen corporate interest in excess of 25 percent. However, without satisfactory evidence of the overall non-citizen ownership in Trico this office can not conclude that the level of non-citizen corporate interest is indeed limited to no more than 25% in accordance with Section 50501(d). This office has a long established process necessary to issuing citizenship determinations. In order to provide a definitive answer to the question of whether the proposed changes would amount to non-citizen control in excess of 25% Trico must submit to a full citizenship review, including evidence of the citizenship of all share holders, review of Trico’s articles of incorporation, bylaws, and any other documents relevant to ownership. In addition, please be advised that we consider the exercise by a non-U.S. citizen of proxies obtained from U.S. citizen share holders, where the total votes to be made by the non- U.S. citizen exceed 25 percent of the total votes, to violate § 50501(d).

If you have questions, please contact Murray Bloom at 202-366-5320.

Sincerely,

/s/ Rand R. Pixa
Rand R. Pixa
Acting Chief Counsel

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ANNEX 5.F

Calls Grow for the Right to Call Special Meetings

Submitted by: Subodh Mishra, Governance Institute

Shareholders have in recent years sharpened their focus on the right to call special meetings. Between 2006 and 2008, RiskMetrics Group has tracked a marked uptick in the volume of investor proposals calling for the ability to do so. Often, the resolutions seek authority for holders of 10 percent of the company’s outstanding common stock to call a meeting, through thresholds have varied.

Critically, a number of such proposals have in recent years been omitted under the Securities and Exchange Commission’s “no-action” process, whereby issuers can petition the commission to exclude a proposal under provisions of federal proxy rules. But far fewer proposals have been omitted in 2009 compared with 2008, setting the stage for greater movement on the issue heading into the spring annual meeting season, according to a recently released RiskMetrics report on special meetings and written consent.

RiskMetrics is currently tracking 70 such proposals, of which 55 remain pending. As of April 1,10 have been omitted, two withdrawn, and three have been voted, including one at Becton, Dickinson, which received 60 percent support of votes cast “for” and “against,” according to the resolution’s proponent. That the proposals are going to vote in 2009 is noteworthy given the number of such resolutions that were omitted in 2008.

Companies also are responding to investor petitions for the right to call special meetings. In one recent case, corporate titan General Electric announced in February it would reduce the threshold to allow shareholders to call a special meeting from 40 to 25 percent. The move, which followed the filing of a proposal by shareholders John Chevedden and William Steiner, falls short of what many activists view as an ideal threshold for calling special meetings—10 percent—particularly at large capital companies. Still, GE’s decision bodes well for shareholders and is in keeping with a recent trend toward enhancing shareholder rights with regard to special meetings.

Providing the right based on a reasonable ownership threshold will continue to be a focus for investors. Of the 46 percent of S&P 1,500 companies allowing shareholders to call special meetings as of Jan. 1, 2009, just under one-third (29 percent) provide for the right based on ownership of 10 percent of outstanding stock. The next most prevalent threshold is 51 percent, which 24 percent of companies have set, and then 25 percent, as set by 14 percent of corporations analyzed. Another 11 percent set the threshold at 50 percent, according to RiskMetrics data.

Proposals asking for the right of investors to call special meetings are faring well for the second consecutive year. At 12 meetings where results are known, proposals asking that holders of 10 to 25 percent of outstanding stock be able to call meetings have averaged 51.8 percent support, Last year, those resolutions averaged 56.5 percent support at 18 meetings before June 30. Overall, 27 special meeting proposals are slated for a vote this year.

This year, investors have withdrawn most of the majority vote proposals (48 withdrawn) after negotiations with companies, but 31 are slated for a vote so far this year. Of 11 meetings where results are known, proposals have won an average of 45.3 percent support-not including a 92 percent result at RadioShack where company management supported the resolution. The best showing was 72 percent support at FirstEnergy. Majority vote resolutions received an average of 50 percent support over 36 meetings in 2007.

ANNEX 6.A

TRICO MARINE SERVICES, INC.

FINANCIAL CODE OF ETHICS

This Financial Code of Ethics (this “Financial Code”) of Trico Marine Services, Inc. (the “Company”) contains the ethical principles by which the chief executive officer, chief financial officer (or other principal financial officer), controller (or other principal accounting officer) and other senior financial officers (the “Senior Officers”) are expected to conduct themselves when carrying out their duties and responsibilities. Senior Officers must also comply with the Company’s Proper Business Practices and Ethics Policy.

Ethical Principles

In carrying out his or her duties to and responsibilities for the Company, each Senior Officer should:

•      act ethically with honesty and integrity, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•      provide full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the United States Securities and Exchange Commission (“SEC”) and in other public communications that the Company makes;

•      comply with applicable laws, rules and regulations of national, state, provincial and local governments and private and public regulatory agencies having jurisdiction over the Company;

•      act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing his or her independent judgment on behalf of the Company to be subordinated to other interests;

•      promote honest and ethical behavior by others in the work environment;

•      respect the confidentiality of information acquired in the course of his or her work except when authorized or otherwise legally obligated to disclose such information. Such confidential information must not be used for the personal advantage of any Senior Officer or parties related to such Senior Officer;

•      responsibly use and maintain all assets and resources employed or entrusted to such Senior Officer;

•      promptly report violations of this Financial Code to the Company’s Chief Executive Officer or Chief Financial Officer or to the Chairman of the Audit Committee of the Board of Directors; and

•      accept accountability for adherence to this Financial Code.

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Waivers

Consents obtained pursuant to this Financial Code, or waivers of any provision of this Financial Code, shall be made only by the Board of Directors or a committee thereof. Persons seeking a waiver should be prepared to disclose all pertinent facts and circumstances, respond to inquiries for additional information, explain why the waiver is necessary, appropriate, or in the best interest of the Company, and be willing to comply with any procedures that may be required to protect the Company in connection with a waiver. If a waiver of this Financial Code is granted for any Senior Officer, appropriate disclosure will be made promptly in accordance with legal requirements and stock exchange regulations.

Compliance Procedures

Enforcement of sound ethical standards is the responsibility of every officer and employee of the Company. Violations and reasonable suspicions of violations of this Financial Code of Ethics should be reported promptly to the Company’s chief executive officer or chief financial officer or to the Chairman of the Audit Committee of the Board of Directors, The reporting person should make full disclosure of all pertinent facts and circumstances, taking care to distinguish between matters that are certain and matters that are suspicions, worries, or speculation, and also taking care to avoid premature conclusions or alarmist statements since the situation may involve circumstances unknown to the reporting person. If the situation so requires, the reporting person may report anonymously. The Company does not permit retaliation of any kind for good faith reports of ethical violations. Persons making a report knowing it is false or willfully disregarding its truth or accuracy, or engaging in any other bad faith use of the reporting system, are in violation of the Company’s Corporate Code of Business Conduct and Ethics.

Each director and Senior Officer of the Company shall be provided with a copy of this Financial Code. This Financial Code may also be provided to any other employee as any Senior Officer deems appropriate. Each Senior Officer shall sign a written affirmation acknowledging that the Senior Officer has received, read and understood this Financial Code. The affirmation may be separate from or included within another affirmation or acknowledgment relating to codes of conduct and ethics, employee manuals, handbooks, or other materials supplied to Senior Officers. Any Senior Officer, director, executive officer or employee to whom this Financial Code has been provided may be required, from time to time, to sign a written affirmation stating that the person (1) has received and read this Financial Code and understands its contents, (2) has not violated this Financial Code, and (3) has no knowledge of any violation of this Financial Code that has not been communicated previously to the office of the Company’s chief executive officer or chief financial officer or to the Chairman of the Audit Committee of the Board of Directors.

2

Violations

Each person is accountable for his or her compliance with this Financial Code. Violations of this Financial Code may result in disciplinary action against the violator, including dismissal from employment when deemed appropriate. Each case will be judged by the Company’s chief executive officer or chief financial officer or the Audit Committee of the Board of Directors on its own merits considering the duties of the person and the significance of the circumstances involved.

Amendment

Any amendment to this Financial Code shall be made only by the Company’s Board of Directors or the appropriate committee thereof. If an amendment to this Financial Code is made, appropriate disclosure will be made within four business days after such amendment has been made in accordance with legal requirements and applicable stock exchange regulations.

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ANNEX 6.B

TRICO MARINE SERVICES, INC.

PROPER BUSINESS PRACTICES AND ETHICS POLICY

SYNOPSIS

•                                          The business of Trico Marine Services, Inc. (the “Company”) and its affiliates shall be conducted with honesty and integrity and in accordance with the highest ethical and legal standards. The Company and its directors, officers and other employees shall comply with legal requirements of the United States and each foreign country in which the Company conducts business. (Please read “Statement of Policy.”)

•                                          The use of any funds or assets for any unlawful or improper purpose is strictly prohibited. (Please read “Questionable or Improper Payments.”)

•                                          It is the Company’s policy not to make political contributions in support of any party or candidate in any U.S. election, whether Federal, state or local, except as stated in this policy. (Please read “Political Contributions” and “Foreign Corrupt Practices.”)

•                                          Directors, officers and other employees shall avoid conflicts of interest and potential conflicts of interest with the Company. A conflict of interest exists whenever, as a result of the nature of his or her employment or association with the Company, a director, officer or employee is in a position to further any personal financial interest or the financial interest of any member of his or her family. (Please read “Conflicts of Interest.”)

•                                          The Company shall not offer, pay, promise to pay, give or authorize the payment or giving of anything of value to any foreign official, foreign political party or official thereof or any candidate for foreign political office for the purpose of influencing the acts or decisions of such foreign official, political party or official thereof or foreign political candidate in an official capacity in order to obtain or retain business for any person. (Please read “Foreign Corrupt Practices.”)

•                                          The Company’s books and records shall accurately and fairly reflect the Company’s transactions in reasonable detail and in accordance with the Company’s accounting practices and policies. (Please read “Books and Records.”)

•                                          All commission, distributor or agency arrangements must be in writing and provide for services to be performed for a fee which is reasonable in amount and reasonably related to the services to be rendered. (Please read “Payments of Amounts Due Customers, Agents or Distributors.”)

Section 7.5 No Indemnification	12

ARTICLE VIII - BOOKS AND RECORDS OF THE COMPANY

Section 8.1 Books and Records	13
Section 8.2 Internal Accounting Controls	13
Section 8.3 Employee Conduct	13

ARTICLE IX - PAYMENT OF AMOUNTS DUE CUSTOMERS, AGENTS OR DISTRIBUTORS

Section 9.1 Payments For Third Party Services	14
Section 9.2 Manner of Payment	14
Section 9.3 Payments Outside the United States	14
Section 9.4 Credit Memoranda	14
Section 9.5 Accounting Records	14

ARTICLE X - CONFIDENTIALITY

ARTICLE XI - CORPORATE OPPORTUNITIES

ARTICLE XII - FAIR DEALING

ARTICLE XIII - COMPLIANCE WITH LAWS, RULES AND REGULATIONS (INCLUDING INSIDER TRADING LAWS)

Section 13.1 Compliance With Laws	15
Section 13.2 Insider Trading	16
Section 13.3 Section 16 Reporting	16

ARTICLE XIV - PREPARATION AND CERTIFICATION OF 1934 ACT REPORTS

Section 14.1 Internal Control Report	16
Section 14.2 Disclosure Controls	16
Section 14.3 Certifications	17

ARTICLE XV - EMPLOYEE RELATIONS

ARTICLE XVI - NON-DISCRIMINATION POLICY

ARTICLE XVII - FREEDOM OF ASSOCIATION

ARTICLE XVIII - DISCIPLINARY PRACTICES

ARTICLE XIX - HEALTH, SAFETY AND ENVIRONMENTAL POLICY

ARTICLE XX - REPORTING VIOLATIONS

Section 20.1 Violations of Law	18
Section 20.2 Violations of this Policy	19
Section 20.3 Violations of Accounting Controls	19

ARTICLE XXI - COOPERATION WITH GOVERNMENT INVESTIGATIONS

Section 21.1 Retention of Documents and Records	20
Section 21.2 Prohibited Conduct	20

ARTICLE XXII - WAIVERS OF THE PROPER BUSINESS PRACTICES AND ETHICS POLICY

ARTICLE XXIII - AMENDMENT

PROPER BUSINESS PRACTICES AND ETHICS POLICY

ARTICLE I - STATEMENT OF POLICY

Section 1.1 Basic Standards

It is a fundamental policy of the Company to conduct its business with honesty and integrity in accordance with the highest legal and ethical standards, the Company and its directors, officers and other employees shall comply with all applicable legal requirements of the United States and each other country in which the Company conducts business.

Section 1.2 Individual Responsibility

The Proper Business Practices and Ethics Policy (this “Policy”) set forth in this statement provides guidance in specific situations that may arise; therefore, it is the individual employee’s responsibility to exercise good judgment so as to act in a manner that will reflect favorably upon the Company and the individual.

Section 1.3 Unlawful Acts and Conduct Prohibited

The use of corporate assets for any unlawful purpose is prohibited. No undisclosed or unrecorded fund or asset of the Company shall be established for any purpose. No false or misleading entries shall be made in the books and records of the Company, and no employee shall engage in any arrangement that results in such prohibited action. No payment on behalf of the Company shall be made or approved with the intention or understanding that any part of such payment is to be used for any unlawful purpose. Compliance with generally accepted accounting principles and internal controls are required of all directors, officers and employees.

Section 1.4 Governmental Agencies

The Company’s relationship with all governmental agencies and their officials and personnel in the United States and in each other country in which the Company conducts business shall be maintained (i) in accordance with the highest ethical standards, (ii) in compliance with all legal requirements, and (iii) such that public disclosure of such relationship is not contemplated to impugn or jeopardize the Company’s integrity or reputation.

Section 1.5 Compliance With the Policy

Employees shall comply with the spirit as well as the letter of this Policy. Employees shall not attempt to achieve indirectly, through the use of agents or other intermediaries, what is forbidden directly.

ARTICLE II - APPLICABILITY

This Policy applies to all directors, officers and other employees of the Company throughout the world.

ARTICLE III - IMPLEMENTATION

Section 3.1 Condition of Employment

It shall be a condition of employment or appointment that each employee become familiar with and agree to comply with this Policy. All directors and all officers and other employees, regardless of grade level, shall be provided with a copy of this Policy at the time of commencement of their employment with the Company; provided, however, that individuals already in the employ of the Company at the time of the adoption of this Policy, which in most respects is a restatement of existing policy, shall be provided with a copy of this Policy shortly after its adoption. All managers are responsible for both ensuring that all employees, regardless of grade level, under their supervision are familiar with this Policy and for promoting compliance with this Policy.

Section 3.2 Periodic Compliance Certificate

Periodic Compliance Certificates, substantially in the form of Annex B to this Policy, shall be given annually by:

(a)          directors, officers and other employees of the Company in managerial or supervisory positions;

(b)         employees who in the ordinary conduct of their duties have regular or significant contact with governments or any department, agency, instrumentality or employee thereof;

(c)          facility managers or other employees who are in charge of a significant sales office or other significant facility;

(d)         employees whose regular responsibilities include the selection of contractors for the provision of significant goods or services to the Company;

(e)          employees whose regular responsibilities include the review, approval or payment of invoices for significant goods and services supplied to the Company; and

(f)            any other employees requested by a vice president of the Company or any other officer to give a Periodic Compliance Certificate.

As provided in Section 3.1, it shall be a condition of employment that each officer and other employee become familiar with and agree to comply with this Policy; therefore, each new officer and other employee shall execute the Periodic Compliance Certificate upon employment and on an annual basis thereafter. In addition, each newly elected director shall execute the Periodic Compliance Certificate upon election to serve on the Board of Directors of the Company, and annually thereafter as set forth above.

The Company’s Director of Corporate Governance shall be responsible for ensuring that all directors, officers and other appropriate employees of the Company execute and return the Periodic Compliance Certificate to the Company’s Director of Corporate Governance or another appropriate officer designated by the Company’s Director of Corporate Governance.

Section 3.3 Certifications of Compliance

Directors, officers and other employees required to give a Periodic Compliance Certificate under the foregoing paragraph shall certify that:

(a)          They have personally read and understand this Policy.

(b)         They have taken appropriate steps to bring this Policy to the attention of each employee under their direct supervision, if any.

(c)          They have complied with these policies and know of no violations by employees under their direct supervision or by any other employee of the Company, except violations that have been reported.

A form of the Compliance Certificate is attached to this Policy as Annex B.

Section 3.4 Interpretation Questions

Directors, officers or other employees who have questions on how to proceed or on interpretation should consult their supervisors, the Company’s Director of Corporate Governance or such other person or persons designated by the Board of Directors of the Company (“Board”) to supervise the application of this Policy.

Section 3.5 Association With Unaffiliated Enterprises

The Company’s employees associated with enterprises not controlled by the Company (including vendors, suppliers, contractors, lawyers, and accountants) shall be guided in their conduct by the provisions of this Policy. They shall attempt to influence those enterprises to conduct their activities in conformity with all applicable laws and this Policy and shall report violations of this Policy.

Section 3.6 Letter to Vendors, Suppliers and Contractors

The Company shall periodically send to its significant vendors, suppliers and contractors a letter which shall:

(a)          Advise that it is against the Company’s policy for directors, officers or other employees to accept gifts or entertainment of more than nominal value from any concern which does, or is seeking to do, business with the Company;

(b)         State that the provision of gifts and entertainment is not, and will not become a condition of doing business with the Company; and

(c)          Request that the recipient identify any director, officer or other employee or representative of the Company who pressures or solicits the recipient for gifts, entertainment or other special favors.

Section 3.7 Supervision of Compliance

The Compliance Officer shall coordinate and supervise the periodic compliance certification process described in this Section 3.

Section 3.8 Violation of Policy

Compliance with this Policy is essential. Violations will result in disciplinary action, including dismissal of any officer or other employee where warranted.

ARTICLE IV - QUESTIONABLE OR IMPROPER PAYMENTS OR USE OF THE COMPANY’S ASSETS

Section 4.1 Use of Company Assets

The use of any funds or assets of the Company for any unlawful or improper purpose is prohibited.

Section 4.2 Payments or Gifts Made

No payments or gifts from the Company’s funds or assets shall be made to or for the benefit of a representative of any domestic or foreign government (or subdivision thereof), labor union, or any current or prospective customer or supplier for the purpose of improperly obtaining a desired government action, or any sale, purchase, contract or other commercial benefit. This prohibition applies to direct or indirect payments made through third parties and employees as well as is intended to prevent bribes, kickbacks or any other form of payoff.

Section 4.3 Payments or Gifts Received

Directors, officers and other employees of the Company shall not accept payments or gifts of the kinds described in this Section 4.

Section 4.4 Gifts to Government Personnel

In the United States, nothing of value (for example, gifts or entertainment) may be provided to government personnel unless permitted by law and any applicable regulation. Commercial business entertainment and transportation which is reasonable in nature, frequency and cost is permitted. Reasonable business entertainment or transportation includes, without limitation, a lunch, dinner, or occasional athletic or cultural event; gifts of nominal value (approximately $100 or less); entertainment at the Company’s facilities or other authorized facilities; or authorized and reasonable transportation in the Company’s vehicles. In addition, reasonable business entertainment covers traditional promotional events sponsored by the Company.

Section 4.5 Proper Documentation

All arrangements with third parties such as distributors or agents should be evidenced or memorialized in a written contract, order, or other document which describes the goods or services that are in fact to be performed or provided and for reasonable fees or costs.

Section 4.6 Preservation of Company Assets

All directors, officers and employees should protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. All of the Company’s assets should be used for legitimate business purposes.

The Company’s assets are not maintained for use by employees for non-business related purposes. The occasional personal use by a director, officer or other employee of items such as stationery, supplies, copying facilities or telephone, when the cost to the Company is insignificant, is permissible. Directors, officers and other employees shall abide by the Company’s guidelines concerning the use of the Company’s automobiles as those guidelines may be communicated to them from time to time.

Section 4.7 Extension of Credit by the Company

No director, officer or employee shall seek or accept from the Company credit, an extension of credit or the arrangement of an extension of credit in the form of a personal loan, and any personal loan existing at the time of adoption of this policy shall not be materially modified, extended or renewed.

ARTICLE V - POLITICAL CONTRIBUTIONS

Section 5.1 Federal Elections

Company encourages the personal and financial participation of its directors, officer and other employees in the Federal, state and local elective processes. Federal law prohibits the Company from making any contribution or expenditure in connection with any Federal election. Although there are exceptions, most states also prohibit the use of Corporate treasury funds to influence state elections.

Section 5.2 Political Contributions in U.S. Elections

It is the Company’s policy not to make political contributions, directly or indirectly, in support of any party or candidate in any U.S. election, whether Federal, state or local, except as stated in Section 5.3. For this purpose, the purchase of tickets for dinners, advertising in political program booklets, use of the Company’s duplicating facilities, compensated employee activity, employee contributions reimbursed through expense accounts and similar donations in kind arc considered political contributions. These are merely examples and is not intended to be an exhaustive list.

Section 5.3 Political Contributions in State and Local Elections

The Company may on occasion contribute to state and local office candidate committees and to state and local initiative or referendum campaigns where the Company’s interests are directly involved and where permitted by state and local law. Proposed political contributions shall require a brief description of the purpose of the proposed contribution, and a written legal opinion that confirms that the proposed contribution is legal under all applicable laws. All such documentation for proposed contributions shall be approved in advance by the Chief Executive Officer or Chairman of the Board to ensure full compliance with applicable state and local regulations and reporting requirements.

Section 5.4 Political Action Committees

To the extent permitted by law, the Company’s resources may be used to establish and administer a political action committee or separate segregated fund. All such proposed activities shall be submitted for the review of, and approval by, the Board prior to their implementation.

Section 5.5 Foreign Elections

In countries where corporate political contributions are permitted by law and encouraged by local custom, contributions may be appropriate and are permitted where approved by the proper corporate officer, with the concurrence of the Board. Please refer to “Foreign Corrupt Practices” for certain prohibitions relating to foreign payments.

ARTICLE VI - CONFLICTS OF INTERESTS

Section 6.1 Conflicts of Interest

No director, officer or other employee, regardless of level, shall engage in any business or conduct, or enter into any agreement or arrangement which would give rise to actual or potential conflicts of interest. Directors, officers and other employees should not permit themselves to be placed in a position which might give rise to the appearance that a conflict of interest has arisen. A conflict of interest occurs when an individual’s private interest interferes in any way with the interests of the Company as a whole. This situation can arise when a director, officer or other employee takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest also arise when a director, officer or other employee, or a member of his or her family or household, receives improper personal benefits as a result of his or her position with the Company. A conflict of interest is deemed to exist whenever, as a result of the nature or responsibilities of his or her employment with the Company, a director, officer or other employee is in a position to further any personal financial interest or the financial interest of any member of such person’s family.

It is not possible to describe all circumstances where a conflict of interest involving a director, officer or employee, exists or may exist. The following situations probably involve actual or potential conflicts of interests:

(a)          An officer’s or employee’s interest in, or holding a position, direct or indirect, with, any supplier, customer or competitor of the Company (except for an investment in publicly traded securities as described below).

(b)         The acceptance by a director, officer or other employee of, or giving permission for a member of such person’s immediate family to accept, gifts or favors of more than nominal value from an actual or prospective customer, supplier or competitor of the Company, or any governmental official or employee. This does not preclude the acceptance by a director, officer or other employee of reasonable business entertainment, such as a lunch or dinner, or events involving normal sales promotion, advertising or publicity.

(c)          The disclosure or use of confidential information gained by reason of employment by the Company, or, in the case of a director, election or appointment to the Board of Directors of the Company, for profit or advantage for a director, officer or other employee or anyone else.

(d)         Competition with the Company in the acquisition or disposition of rights or property.

The following situations should not be considered conflicts of interest:

(a)          Ownership of an amount of the publicly traded securities of a supplier, customer or competitor of the Company that does not confer upon the holder any ability to influence or direct the policies or management of the supplier, customer or competitor.

(b)         A transaction with one of the Company’s banks, which transaction is customary and conducted on standard commercially available terms, such as a home mortgage or bank loan.

(c)          A transaction or relationship disclosed in accordance with this Policy and determined by outside legal counsel not to be a prohibited conflict of interest.

These examples are given only to guide directors, officers and employees in making judgments about such conflicts. If any director, officer or employee finds himself or herself in a situation where a conflict of interest exists or may exist, he or she should immediately report the matter as provided in Sections 6.3 and 6.4 for appropriate guidance.

Section 6.2 Business Conducts

Intentionally omitted.

Section 6.3 Reporting Conflicts of Interest involving Non-Officer Employees

Actual or potential conflicts of interest involving a non-officer employee, or a member of such person’s immediate family, shall be reported by the affected person or by others having knowledge of the existence of such actual or potential conflicts of interest in writing to the employee’s immediate supervisor, who shall consult with the Chief Executive Officer or Chief Financial Officer to determine whether a conflict of interest actually exists and to recommend measures to be taken to neutralize the adverse effect of the conflict of interest reported, if any such measures are available or appropriate under the circumstances. This procedure shall be applied so as to minimize its effect on the personal affairs of employees consistent with the protection of the Company’s interests. The matter may also be referred to the Board for its approval or rejection.

Section 6.4 Reporting Conflicts of Interest involving Directors or Officers

(a)          Actual or potential conflicts of interest involving a director or officer, or a member of such person’s immediate family, shall be reported by the affected person or by others having knowledge of the existence of such actual or potential conflicts of interest to the Chairman of the Board or any other member of the Board of Directors, who shall promptly disclose such possible conflict of interest to the Board of Directors at the earliest time practicable under the circumstances. The possible conflict of interest shall be made a matter of record, and the Board of Directors shall determine whether such possible conflict of interest does, in fact, constitute conflict of interest. The approval of the Board of Directors shall be required prior to the consummation of any proposed transaction or arrangement that is determined by the Board of Directors to constitute a conflict of interest.

(b)         Any member of the Board of Directors or any officer having a possible conflict of interest in any proposed transaction or arrangement shall not vote (in the case of a member of the Board of Directors) or use his or her personal iniluence on the matter, any such member of the Board of Directors shall not be counted in determining the quorum for consideration and vote on the particular matter, and any such person shall be excused from any meeting of the Board of Directors during discussion (subject to clause (c) below) and vote on the particular matter. The minutes of any such meeting should reflect that a disclosure was made, the absence from such meeting, the abstention from voting, and the presence of a quorum. Such proposed transaction or arrangement shall be approved if it receives the affirmative vote of a majority of the disinterested members of the Board of Directors (even though such disinterested members are less than a quorum).

(c)          The foregoing requirements should not be construed as preventing a member of the Board of Directors or officer from briefly stating his or her position in the matter, nor from answering pertinent questions of the disinterested members of the Board of Directors since such person’s knowledge may be of assistance to such members in their consideration of the matter.

ARTICLE VII - FOREIGN CORRUPT PRACTICES

Section 7.1 General Rule

Under no circumstances shall any activity be authorized or undertaken by a director, officer or other employee that violates the provisions of the Foreign Corrupt Practices Act, federal and state election laws, bribery, or other applicable domestic or foreign laws. Generally, the U. S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

Section 7.2 Specific Prohibitions

No director, officer or other employee shall make use of the Company’s assets, facilities, nor use the Company’s name, directly or indirectly, in connection with any offer, payment, promise to pay, or the authorization of the payment of any money, or offer, give, promise to give, or the authorization of any promise to give anything of value to:

(a)          any official for the purpose of:

(i)             influencing any act or decision of such official in official capacity, including a decision to fail to perform official functions; or

(ii)          inducing such official to use influence with a government or instrumentality thereof to affect or influence any act or decision of such government or instrumentality; or

(b)         any political party or official thereof or any candidate for political office for the purposes of:

(i)             influencing any act or decision of such political party, official or candidate in such person’s official capacity, including a decision to fail to perform its or such person’s official functions; or

(ii)          inducing such political party, official or candidate to use such person’s influence with a government or instrumentality thereof to affect or influence any act or decision of such government or instrumentality; or

(c)          any person, while knowing or having reason to know that all or a portion of such money or thing of value will be offered, given, or promised, directly or indirectly, to any official, to any political party or official thereof, or to any candidate for political office for the purposes of:

(i)             influencing any act or decision of such official, political party, party official or candidate in such person’s official capacity, including a decision to fail to perform such person’s official functions; or

(ii)          inducing such official, political party, party official or candidate to use such person’s influence with a government or instrumentality thereof to affect or influence any act or decision of such government or instrumentality.

Section 7.3 Gifts by Employees

Gifts of more than nominal value may be made, after approval of the appropriate officer of the Company, to an agent or employee of a present or prospective customer, client or provider, if the gift is lawful, customary and necessary to the conduct of business in the country where it is made.

Section 7.4 Facilitating Payments

So-called “facilitating payments” made in foreign countries to government employees may be permissible in certain circumstances. Before such payments are made, however, the Chief Financial Officer of the Company (“Chief Financial Officer”) must determine that:

(a)          The governmental action or assistance sought is proper for the Company to receive;

(b)         The payments arc customary in the country where made, are insubstantial in amount and are paid to a clerical or ministerial government employee; and

(c)          There is no reasonable alternative to making the payments.

For additional information relating to facilitating payments, please read “Foreign Corrupt Practices Act (“FCPA”) Interpretive Release Proper Business Practices and Ethics Policy,” which is attached to this Policy as Annex A. All such facilitating payments shall be reported quarterly to the office of the Chief Accounting Officer.

Section 7.5 No Indemnification

The Company shall not indemnify any employee or agent for any fine or penalty which may be imposed on such employee or agent upon conviction for violation of the Foreign Corrupt Practices Act.

ARTICLE VIII - BOOKS AND RECORDS OF THE COMPANY

Section 8.1 Books and Records

The Company’s books, records and accounts shall accurately and fairly reflect the transactions of the Company in reasonable detail and in accordance with the Company’s accounting practices and policies as more particularly described in Section 8.2. The following examples are given for purposes of illustration and are not intended to limit the generality of the foregoing in any way:

(a)          No false or deliberately inaccurate entries (such as overbilling or advance billing) shall be made for any reason. Discounts, rebates, credits and allowances do not constitute overbilling when lawfully granted; the reasons for the grant should generally be set forth in the Company’s records, including the party requesting the treatment.

(b)         No payment shall be made with the intention or understanding that all or any part of it is to be used for any person other than that described by the documents supporting the payment.

(c)          No undisclosed, unrecorded or “off-book” funds or assets shall be established.

(d)         No false or misleading statements, written or oral, shall be intentionally made to any internal or external accountant or auditor with respect to the Company’s financial statements or documents to be filed with the Securities and Exchange Commission or other governmental authority.

Section 8.2 Internal Accounting Controls

The Chief Executive Officer and the Chief Financial Officer shall be responsible for implementing and maintaining a system of internal accounting controls sufficient to provide reasonable assurances that:

(a)          transactions are executed in accordance with management’s general or specific authorization;

(b)         transactions are recorded as necessary (i) to permit the preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements, and (ii) to maintain accountability for assets;

(c)          access to assets is permitted only in accordance with management’s general or specific authorization; and

(d)         the recorded accountability of assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 8.3 Employee Conduct

No director, officer or other employee of the Company shall willfully, directly or indirectly:

(a)          falsify or cause to be falsified, any book, record, or account of the Company;

(b)         make, or cause to be made, any materially false or misleading statement or omit to state, or cause another person to omit to state, any material fact necessary in order to make statements made, in light of the circumstances under which such statements were made, not misleading to an accountant in connection with (i) any audit or examination of the financial statements of the Company or (ii) the preparation or filing of any document or report required to be filed with the Securities and Exchange Commission or other governmental agency; or

(c)          take any action to fraudulently influence, coerce, manipulate or mislead the Company’s independent auditors.

A director, officer or other employee shall exercise reasonable due diligence in order to avoid the events described above. If an employee believes that the Company’s books and records are not being maintained in accordance with these requirements, the employee should report the matter directly to their supervisor.

ARTICLE IX - PAYMENT OF AMOUNTS DUE CUSTOMERS, AGENTS OR DISTRIBUTORS

Section 9.1 Payments For Third Party Services

All commission, distributor or agency arrangements shall be in writing and provide for services to be performed and for a fee which is reasonable in amount and reasonably related to the services to be rendered.

Section 9.2 Manner of Payment

All payments for commissions, discounts or rebates should be made by the Company’s check or draft (not by cashier’s check or in currency) in the name of the agent, distributor or customer and should be (i) personally delivered to the payee in the country in which the business was transacted or (ii) sent to the payee’s business address or designated bank in the country in which the business was transacted.

Section 9.3 Payments Outside the United States

When the payee represents in writing or presents a written opinion from a reputable local counsel that payment outside the country in which the business was transacted does not violate any law of such country, such payment may be permitted upon approval from the Chief Financial Officer or other applicable officer of the Company.

Section 9.4 Credit Memoranda

Credit memoranda are the preferred method of effecting a rebate and should be generally issued to the customer unless the Company’s check or draft (not a cashier’s check or currency) is necessary due to the nature of the transaction. Any check or draft should refer to the sales invoices involved and indicate the amount of discount or rebate and number of units.

Section 9.5 Accounting Records

All payments or discounts, rebates and commissions shall be disclosed in the accounting records. Proper documentation of contracts and agreements shall be maintained.

ARTICLE X - CONFIDENTIALITY

Directors, officer and other employees shall maintain the confidentiality of information entrusted to them by the Company or its customers, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that if disclosed might be of use to competitors, or harmful to the Company or its customers. Confidential information also includes written material provided and information discussed at all meetings of the Board of Directors or any committee thereof, and all non-public information that is learned about the Company’s suppliers and customers that is not in the public domain. The obligation to preserve confidential information shall continue even after employment or agency with the Company ends. Any documents, papers, records, or other tangible items that contain trade secrets or proprietary information are the property of the Company.

ARTICLE XI - CORPORATE OPPORTUNITIES

Directors, officers and employees are prohibited from (a) taking for themselves personally opportunities that (i) are a potential transaction or matter which may be an investment or business opportunity or prospective economic or competitive advantage in which the Company could reasonably have an interest or expectancy, or (ii) are discovered through the use of corporate property, information, or position; (b) using corporate property, information, or position for personal gain; and (c) competing with the Company. Directors, officer and employees of the Company owe a primary duty to the Company to advance its legitimate interest when the opportunity to do so arises.

ARTICLE XII - FAIR DEALING

Directors, officers and other employees should endeavor to deal fairly with the Company’s customers, suppliers, competitors and employees. No director, officer or other employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other practice involving unfair-dealing.

ARTICLE XIII - COMPLIANCE WITH LAWS, RULES AND REGULATIONS (INCLUDING INSIDER TRADING LAWS)

Section 13.1 Compliance With Laws

Obeying the law both in letter and in spirit is the foundation upon which the Company’s ethical standards are built. Although directors, officers and other employees are not expected to know every law that is applicable to the Company, it is important that directors, officers and other employees know enough to ask questions and seek advice from supervisors, managers, lawyers or other appropriate personnel if they have any doubt regarding the legality of an action taken, or not taken, on behalf of the Company. For this reason, the Company periodically organizes information and training sessions to promote compliance with laws, rules and regulations and all invited employees are expected to attend these information and training sessions.

Section 13.2 Insider Trading

Purchasing or selling, whether directly or indirectly, securities of the Company while in possession of material non-public information is both unethical and illegal. Directors, officers and other employees are also prohibited by law from disclosing material non-public information to others who might use such information to directly or indirectly place trades in the Company’s securities. Directors, officers and other employees shall also not recommend the purchase or sale of the Company’s securities. All directors, officers and other employees shall comply with the Company’s Policy on Insider Trading. Directors, officers and other designated employees shall comply with the Company’s Policy Regarding Special Trading Procedures.

Section 13.3 Section 16 Reporting

Pursuant to Section 16 of the Rules and Regulations of the Securities Exchange Act of 1934, most purchases or sales of securities of the Company by directors, executive officers, and 10% stockholders must be disclosed within two business days of the transaction. Directors, officers and other employees who are subject to these reporting requirements must comply with the Company’s Policy on Compliance with Short-Swing Trading and Reporting Laws.

ARTICLE XIV - PREPARATION AND CERTIFICATION OF 1934 ACT REPORTS

Section 14.1 Internal Control Report

Each Annual Report on Form 10-K of the Company shall contain an internal control report that (i) states the responsibility of management for establishing and maintaining an adequate internal control structure and procedures for financial reporting; (ii) contains an assessment, as of the end of the most recent fiscal year of the Company, of the effectiveness of the interna! control structure and procedures of the Company for financial reporting; (iii) includes a statement that the Company’s independent auditor has attested to, and reported on, management’s evaluation of the internal controls and procedures for financial reporting; (iv) includes the attestation report of the Company’s independent auditor; and (v) otherwise complies with Section 404 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder by the Securities and Exchange Commission.

Section 14.2 Disclosure Controls

All directors, officers and other employees of the Company are required to comply with the Company’s Disclosure Controls Policy. As set forth in the Disclosure Controls and Procedures Policy, it is the policy of the Company to promote full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company. The Disclosure Committee shall oversee the internal controls of the Company and will take such actions as are necessary and appropriate to implement and improve the Disclosure Controls Policy. The Disclosure Committee will report to senior management, including the principal executive and financial officers. The Disclosure Committee shall consider the materiality of information and determine disclosure obligations on a timely basis.

Section 14.3 Certifications

The principal executive officer(s) and principal financial officer(s) of the Company shall make the certifications required by Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002.

ARTICLE XV - EMPLOYEE RELATIONS

All directors, officers and other employees, regardless of position, shall do their best to work together to meet the following objectives:

(a)          Respect each employee, worker and representative of customers, suppliers and contractors as an individual, showing courtesy and consideration and fostering personal dignity. Members of the management team shall use good judgment and exercise appropriate use of their influence and authority in their interactions with employees, customers, suppliers, contractors and partners of the Company;

(b)         Make a commitment to and demonstrate equal treatment of all employees, workers, customers, suppliers and contractors of the Company without regard to race, color, gender, religion, age, national origin, citizenship status, military service or reserve or veteran status, sexual orientation or disability;

(c)          Provide a workplace free of harassment of any kind, including on the basis of race, color, gender, religion, age, national origin, citizenship status, military service or reserve or veteran status, sexual orientation or disability;

(d)         Employees who are members of management should keep other employees generally informed of the policies, plans and progress of the Company through regular communications;

(e)          Provide and maintain a safe, healthy and orderly workplace; and

(f)            Assure uniformly fair compensation and benefit practices that will attract, reward and retain quality employees.

ARTICLE XVI - NON-DISCRIMINATION POLICY

The Company values the diversity of its employees and is committed to providing an equal opportunity in all aspects of employment to all employees without regard to race, sex, national origin or religion. Directors, officers and other employees should use reasonable efforts to seek business partners for the Company that do not discriminate in hiring or in their employment practices, and who make decisions about hiring, salary, benefits, training opportunities, work assignments, advancement, discipline, termination and retirement solely on the basis of a person’s ability to do the job.

ARTICLE XVII - FREEDOM OF ASSOCIATION

The Company recognizes and respects the right of employees to exercise their lawful rights of free association, including joining or not joining any association. The Company expects its business partners to also adhere to these principles.

ARTICLE XVIII - DISCIPLINARY PRACTICES

The Company will not condone any type of harassment, abuse or punishment, whether corporal, mental or physical, of an employee by a director, officer or other employee or any partner, customer or supplier of the Company.

ARTICLE XIX - HEALTH, SAFETY AND ENVIRONMENTAL POLICY

The Company is committed to conducting its business in compliance with applicable health, safety and environmental laws and regulations in a manner that has the highest regard for the health and safety of human life and the environment, both domestically and internationally.

Directors, officers and other employees should be aware that health and safety laws may provide for significant civil and criminal penalties against individuals and/or the Company for failure to comply with applicable requirements. Accordingly, each director, officer and other employee must comply with all applicable safety and health laws, rules, and regulations, including occupational safety and health standards.

Additionally, violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of drugs, alcohol or other controlled substances. The use of illegal drugs in the workplace will not be tolerated. Weapons may not be carried into, stored or used in the Company’s facilities.

Directors, officers and other employees should be aware that environmental laws may provide for significant civil and criminal penalties against individuals and/or the Company for failure to comply with applicable requirements. Accordingly, each employee must comply with all applicable environmental laws, rules, and regulations.

ARTICLE XX - REPORTING VIOLATIONS

Section 20.1 Violations of Law

The Company proactively promotes ethical behavior. Directors, officers and other employees should report violations of laws, rules, regulations, or this Policy to the designated recipient identified from time to time by the Company (the “Designated Recipient”). To encourage employees to report such violations, the Company will not allow retaliation for reports of misconduct made in good faith by employees. Directors, officers and other employees are expected to cooperate in internal investigations of misconduct.

Section 20.2 Violations of this Policy

Any violation of this Policy shall be promptly reported to the Designated Recipient by any director, officer and other employee having knowledge thereof, or having a reasonable belief that such violation has occurred. Upon receipt of a report of a violation or a suspected violation of this Policy, the Designated Recipient shall work with the appropriate personnel at the Company or, if appropriate, the Chairman of the Audit Committee and/or the Company’s outside legal counsel to determine whether a violation of this Policy has occurred, or to investigate the factual circumstances surrounding such suspected violation. If a material or significant violation of Section 6.1 of this Policy is reported to the Designated Recipient, the Chief Executive Officer or the Chief Financial Officer, then such person shall submit a report of its investigation to the Board. If, based upon such report, the Board concludes that a violation of this Policy has occurred, it shall take such action as may be appropriate under the circumstances.

Section 20.3 Violations of Accounting Controls

Complaints regarding accounting, internal accounting controls or auditing matters (including confidential, anonymous submissions by employees and non-employees of concerns regarding questionable accounting or auditing matters or practices) should be submitted to the Company’s Designated Recipient in the manner described on the Company’s website (www.tricomarine.com), or in writing directly to the Chairman of the Audit Committee, c/o Trico Marine Services, Inc., 2401 Fountainview, Suite 920, Houston Texas 77057, in either case in reasonable detail to allow the gravity and credibility of the complaint to be evaluated. Upon receipt of such a complaint, the Company’s Designated Recipient will promptly ensure that a record of such complaint is made, and will forward any such complaint to the Chairman of the Audit Committee. Upon receipt of such complaints (whether directly or via the Company’s Designated Recipient), the Chairman of the Audit Committee will instruct the Company’s independent auditor or such other outside advisor that has been retained by the Audit Committee to assist in: (a) evaluating such complaint as to gravity and credibility; (b) initiating an informal inquiry or a formal investigation with respect thereto, as appropriate; (c) preparing a report of such inquiry or investigation (which may or may not be in writing, as appropriate), including recommendations as to the disposition of such matter; (d) making the results of such inquiry or investigation available to the Audit Committee for consideration and action; and (e) if there is merit to such complaint, recommend changes to the Company’s accounting practices necessary or desirable to prevent such practices.

Except for those directors, officers, employees, agents and representatives of the Company that are called on to investigate employee complaints, the complaint shall be kept confidential. Retaliatory action against any employee who submits a complaint is strictly prohibited.

ARTICLE XXI - COOPERATION WITH GOVERNMENT INVESTIGATIONS

Section 21.1 Retention of Documents and Records

It is the policy of the Company to cooperate with all governmental investigative authorities. Each director, officer and other employee shall retain any record, document or tangible object of the Company that may be subject to an investigation or litigation.

Section 21.2 Prohibited Conduct

It is a violation of this Policy for any director, officer or other employee to knowingly alter, destroy, mutilate, conceal, cover up, falsify, or make a false entry in any record, document, or tangible object with the intent to impede, obstruct, or influence the investigation or proper administration of any matter within the jurisdiction of any federal department or agency or any bankruptcy, or in relation to or contemplation of any such matter or case.

ARTICLE XXII - WAIVERS OF THE PROPER BUSINESS PRACTICES AND ETHICS POLICY

Any waiver of a provision of this Policy for executive officers or directors may be made only by the Board of Directors or a committee of the board. In addition, if required by applicable laws and stock exchange regulations, such waivers will be promptly disclosed.

ARTICLE XXIII - AMENDMENT

Any amendment to this Policy shall be made only by the Company’s Board of Directors, or the appropriate committee thereof. If an amendment to this Policy is made, appropriate disclosure will be made within two business days after such amendment has been made in accordance with legal requirements and stock exchange regulations.

ANNEX A

FOREIGN CORRUPT PRACTICES ACT (“FCPA”) INTERPRETATIVE RELEASE

PROPER BUSINESS PRACTICES AND ETHICS POLICY

RE: Facilitating Payments - Policy Section 7.4

This Interpretative Release is intended to provide guidance relative to Article VII of the Policy.

At the time of the enactment of the FCPA, the legislative history of the statute indicated that it was not intended to prohibit payments to foreign government officials (non U.S. officials) for the purpose of expediting routine government actions. This exception, carved out of the historical record of the passage of the FCPA, came to be known as the “facilitating payments” exception. While the exception has been generally recognized since 1977, it was not expressed in the body of the FCPA.

Pursuant to the Omnibus Trade and Competitiveness Act of 1988, which was signed into law on August 23, 1988, the facilitating payments exception to the FCPA has been codified.

The FCPA, as amended, permits so-called facilitating payments made in foreign countries to lowlevel government officials for the purpose of expediting performance of routine governmental actions. (Emphasis supplied.) The term “routine governmental action” is defined to include only those actions ordinarily and commonly performed by a foreign government official in connection with:

1.     obtaining licenses, permits and other official documents to qualify to do business in a foreign country;

2.     processing governmental papers, such as visas and work orders;

3.     providing police protection, mail service and inspection of goods;

4.     providing phone service, power and water supply, loading and unloading cargo, and protecting perishable goods from deterioration; and

5.     actions of a similar nature.

Three (3) other points should be noted with regard to facilitating payments:

(a)          The FCPA requires that all payments of whatever nature be properly recorded, supported with documentation and not be inaccurately represented. This means that, if facilitating payments are made they must be: (i) recorded as such in the financial records of the corporation; and (ii) reported to the office of the Chief Accounting Officer (or his/her designee) on a quarterly basis, as required pursuant to Section 7.4 of the Policy.

(b)         Although facilitating payments are permissible within the set of circumstances as enumerated above, virtually every country has specific laws or formal or informal policies prohibiting payments of any kind to government officials. The severity of penalties and the enforcement of such laws vary widely. The safest course legally is to ensure that facilitating payments should only be made where the payments are lawful in the country where made, are insubstantial, and there is no reasonable alternative to making the payments. It is also imperative that the governmental action or assistance sought be proper for the Company to receive, i.e., it falls within the definition of a “routine governmental action”.

(c)          Contemplated facilitating payments related to routine governmental actions, as defined above, need not be submitted to the Chief Executive Officer (or his/her designee) for review. However, if there is any question about the contemplated payment meeting the above requirements for the “facilitating payments” exception, the Chief Executive Officer (or his/her designee) should be consulted prior to committing to or making such a payment.

Decisions by foreign government officials to award new business or to continue an existing business relationship or decisions by such officials with regard to the passage of legislation or regulations are not routine governmental actions.

ANNEX B

TRICO MARINE SERVICES, INC.

ITS AFFILIATES AND SUBSIDIARIES

COMPLIANCE CERTIFICATE

PROPER BUSINESS PRACTICES AND ETHICS POLICY

TO: Director of Corporate Governance:

I have read and understand the TRICO MARINE SERVICES, INC. (the “Company”) Proper Business Practices and Ethics Policy (the “Policy”). I agree that I will comply with the letter and spirit of the Policy during my employment or association with the Company. I agree to promptly submit a written report to the Company’s Designated Recipient describing any circumstances in which:

1.               I have reasonable basis for belief that a violation of the Policy by any person has occurred;

2.               I have, or any member of my family has, or may have engaged in any activity which violates the letter or the spirit of the Policy;

3.               I have, or any member of my family has, or may have an interest which violates the letter or the spirit of the Policy;

4.               I or any member of my family may be contemplating an activity or acquisition which could be in violation of the Policy.

I am unaware of any violations or suspected violations of the Policy by any employee except as described below or on the attached sheet of paper. (If no exceptions are noted, please check the space provided below.)

☐ No exceptions

To the best of my knowledge and belief, neither I nor any member of my family has any interest or affiliation or has engaged in any activity, which might conflict with the Company’s interest, except as described below or on the attached sheet of paper. (If no exceptions are noted, please check the space provided below.)

☐ No exceptions

I am aware that this signed Certificate will be filed with my personal records in the Company’s Human Resources Department.

Name (typed or printed)	Location

Signature	Corporation

Date	Employee/Director Number

ANNEX C

COMPLIANCE PROCEDURES

Employees must work together to ensure prompt and consistent action against violations of this Policy. However, one may encounter a situation in which it is difficult to determine how to proceed, while also complying this Policy. Since not every situation that will arise can be anticipated, it is important to have a way to approach a new question or problem. When considering these situations, employees should:

•                  Make sure to have all the facts. In order to reach the right solutions, all relevant information must be known.

•                  Ask what he or she specifically is being asked to do and whether it seems unethical or improper. This will enable employees to focus on the specific question, and the alternatives he or she has. If something seems unethical or improper, it probably is.

•                  Understand that person’s individual responsibility and role. In most situations, there is shared responsibility. Are other colleagues informed? It may help to get others involved and discuss the problem.

•                  Discuss the problem with a supervisor. This is the basic guidance for all situations. In many cases, supervisors will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Employees should remember that it is the responsibility of supervisors to help solve problems and ensure that the Company complies with this Policy.

•                  Seek help from the Company resources. In the rare case where it may not be appropriate to discuss an issue with a supervisor, or where a supervisor is not available to answer a question, employees should discuss it locally with the office manager or Human Resources manager. If that also is not appropriate or if a satisfactory resolution is not obtained, call or send concerns to the Company’s Designated Recipient in the manner described on the Company’s website (www.tricomarine.com).

•                  Report ethical violations in confidence and without fear of retaliation. If the situation so requires, an employee’s anonymity will be protected, the Company does not permit retaliation of any kind against employees for good faith reports of ethical violations.

•                  Always ask first, act later. When unsure of what to do in any situation, employees should seek guidance and ask questions before the action in question is taken.

Annex 11

Full Response to Comment No. 11

Rule 14a-4(d)(1) provides that no proxy shall confer authority to vote for the election of any person to any office for which a bona fide nominee is not named in the proxy statement.  The proviso to Rule 14a-4(d) permits a non-registrant to seek authority to vote for nominees named in the registrant’s proxy statement, subject to certain conditions. This proviso is widely known as the Short Slate Rule.

Kistefos is seeking authority to vote the blue proxy card with respect to the election of the Company Nominees, other than Mr. Compofelice.  Kistefos believes that it is in the best interests of stockholders who wish to vote for the Kistefos Nominees to also be able to cast a vote with respect to the election of the Company Nominees, other than Mr. Compofelice, using the blue proxy card.  Kistefos believes that this result is far more conducive to the exercise of stockholders’ “full voting power” than the result that a strict application of Rule 14a-4(d)(1) would produce, which would be to bar Kistefos from putting Proposal 1 on its card and deprive stockholders wishing to vote for the Kistefos Nominees from their right to vote for the Company Nominees.  For that reason, Kistefos wishes to place Proposal 1 on its card.  We have therefore structured the blue proxy card to comply with the Short Slate Rule and to allow Kistefos to seek authority for the Independent Proxies to vote for certain of the Company Nominees in Proposals 1 and 9.

We believe that Kistefos may rely on the Short Slate Rule to seek authority to vote for the Company Nominees in Proposals 1 and 9 because Kistefos meets the express requirements of the Short Slate Rule. Kistefos also believes the Short Slate Rule is not limited to contested elections and, in any event, that this is a contested election. Lastly, Kistefos believes that compelling policy considerations support application of the Short Slate Rule to this election.

Kistefos Meets the Requirements of the Short Slate Rule.

The adopting release issued by the Commission states that the Short Slate Rule was adopted to allow stockholders to “exercise their full voting power,” and to “afford shareholders the opportunity to vote for certain [of the] company’s nominees if they chose to vote for shareholder nominees”.(1)  No reference is made in the rule or the proposing or adopting releases to indicate that the Short Slate Rule applies only in respect to board seats that are directly contested.

The Short Slate Rule provides that “[n]othing in this Rule 14a-4 shall prevent any person soliciting in support of nominees who, if elected, would constitute a minority of the board of directors, from seeking authority to vote for nominees named in the registrant’s proxy statement…” Kistefos complies with this requirement since it intends to solicit in support of a

(1) Release No. 31326

number of nominees which, if elected, would constitute a minority of the directors on a Board of nine directors.

In addition to this threshold condition, a soliciting person must also comply with the requirements of clauses (i)-(iv).

Clause (i) requires a soliciting person to seek authority to vote in the aggregate for the number of director positions then subject to election.  The Commission has stated that this so-called “rounding out” requirement is intended to provide stockholders a chance to exercise their full voting power in an election where such stockholders are also supporting an insurgent’s short slate.  We believe that, in the context of an election with a majority voting standard where votes “against” and abstentions are given effect (unlike when plurality voting applies), full voting power means casting a vote, be it “for, “against” or “abstain” (or withhold).  Kistefos is seeking authority to vote for the two Kistefos Nominees and two of the Company Nominees.  In addition, Kistefos is seeking authority to withhold voting for Mr. Compofelice.  Since Trico’s charter states that a director must receive support from a majority of the votes present at a meeting in order to be elected, a “withheld” vote has the same effect as a vote “Against” Mr. Compofelice.  Accordingly, we believe that Kistefos has satisfied the requirements of clause (i), by seeking authority to vote in the aggregate for the number of director positions subject to election at Trico’s 2009 Annual Meeting of Stockholders (the “2009 Annual Meeting”).

Clause (ii) requires a soliciting person to represent that it will vote for all the registrant nominees, other than those registrant nominees specified by the soliciting party.  Kistefos’ proxy card (Proposal 1) seeks authority for the Independent Proxies to vote for “the candidate nominated by Trico for re-election as a Class II director, other than Mr. Compofelice as to whom Kistefos is seeking authority for the Independent Proxies to withhold voting your shares”. Kistefos’ proxy card (Proposal 9) seeks authority for the Independent Proxies to vote, “if Proposal 5 is adopted, to elect the candidate nominated by Trico to fill the vacancy created on the Board caused by the removal of Per Staehr”.

Clause (iii) requires a soliciting person to provide the security holder an opportunity to withhold authority with respect to any other registrant nominee by writing the name of that nominee on the form of proxy.  Because Kistefos has provided stockholders the ability to vote “For”, “Against” or “Abstain” with respect to each Company Nominee for whom it is seeking authority to vote, we do not feel that providing a space for stockholders to write the name of a particular Company Nominee is necessary, but Kistefos would add such a space if so directed by the Commission.

Clause (iv) requires that the soliciting person states on the form of proxy and in the proxy statement that there is no assurance that the registrant’s nominees will serve if elected with any of the soliciting party’s nominees.  Kistefos has complied with clause (iv) by including the required disclosure in its proxy card and proxy statement.

In addition, Kistefos has revised the disclosure in the Proxy Statement and form of proxy card to indicate that Kistefos intends to clarify how the Independent Proxies will vote the blue proxy card with respect to Proposal 1 in compliance with the requirements of the Short Slate Rule.  As contemplated by the Short Slate Rule, Kistefos would limit itself to seeking authority

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for the Independent Proxies to vote for certain Company Nominees as indicated, and would not affirmatively solicit for or recommend (in its proxy materials or otherwise) the election of any nominees other than Kistefos Nominees.

Accordingly, we believe that Kistefos may rely on the Short Slate Rule.

This Election is Contested.

We recognize that the Short Slate Rule was conceived in part to address directly contested elections, and that the present solicitation is not one in which the insurgent’s nominees are directly contesting the re-election of the registrant’s nominees.  However, we respectfully submit that neither the plain language of the Short Slate Rule nor the Commission’s proposing or adopting releases issued in connection with the amendment to Rule 14a-4(2) include any requirement that, in order for a soliciting party to avail itself of the Short Slate Rule, such soliciting party must be directly contesting seats on the board, so long as it is contesting a minority of the seats up for election.

However, even if the staff believes an election must be “contested” in order for the Short Slate Rule to apply, we believe the present election is a contested election and, also, a directly contested election.

The Kistefos Nominees will run to fill two newly-created vacancies, and not existing seats, solely to assure compliance with certain foreign ownership and control limitations under the U.S. maritime laws. A direct contest for existing seats would have raised certain issues under such laws.  However, there is certainly a contest since Trico is opposing the election of the Kistefos Nominees and Kistefos does not favor the election of Mr. Compofelice.  Because the elections require a “majority” vote, rather than a plurality, each seat is, in fact, being contested. We have been advised that the elections will be treated as “non-routine” under Rule 452 of the New York Stock Exchange and as a contest by the proxy advisory firms.

Under ordinary circumstances, Kistefos would have proposed to nominate candidates for the Board seats currently held by the two Class II directors whose terms are expiring at the 2009 Annual Meeting, and directly contest their seats on the Board.  In fact, as set forth in Kistefos’ Schedule 13D/A filed with the Commission on February 27, 2009, Kistefos initially proposed that the Kistefos Nominees be nominated to replace Trico’s Class II nominees (the “Original Contest Proposal”).

On March 9, 2009, Trico rejected the Original Contest Proposal, alleging, inter alia, that “under the terms of Trico’s charter, neither of the Kistefos [N]ominees is qualified to stand for election at the 2009 Annual Meeting due to limitations on the proportion of non-U.S. citizens eligible to serve on Trico’s Board.”(3)  Trico claimed that a board of seven directors, of which

(2) See Regulation of Communications Among Shareholders, Sec. Exch. Act Rel. No. 34-31326, 52 S.E.C. Docket 2028, 1992 WL 301258, at 2 (SEC Oct. 16, 1992) (hereinafter, Release No. 31326), and Regulation of Communications Among Securityholders, RIN : 3235-AE12 (SEC June 23, 1992).

(3) Trico’s claim is based on its belief that the Kistefos proposals (i) would violate the Jones Act prohibitions against non-U.S. citizen directors comprising more than a quorum of the Board, and Trico’s further interpretation of the Jones Act that non-U.S. citizen directors may not comprise more than 25% of a quorum of the Board, (ii) the Kistefos Nominees would represent more than 25% of the “voting power” on the Board, in violation of the Jones

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three directors are non-U.S. citizens, would violate the Jones Act prohibition against non-U.S. citizen control of more than 25% of the corporate interest in a Jones Act-complaint company.(4)  While one possible solution would have been for Kistefos to nominate U.S. citizens for election to the Board, we believe that there is a substantial risk that such nominees would be deemed to be either agents of Kistefos or otherwise “controlled” by Kistefos, and therefore would not qualify under the Jones Act.(5)  Accordingly, we believe that the Jones Act prohibits Kistefos from directly contesting the election of the Class II directors, given the current size and composition of the Board.

Accordingly, in order to ensure that the nomination of the Kistefos Nominees would be accepted by Trico and that the election of the Kistefos Nominees would not cause Trico to violate the Jones Act, we submitted the Kistefos Proposals proposing, inter alia, that the size of the Board be expanded to nine, and nominated the Kistefos Nominees to fill the newly-created vacancies.

Nevertheless, Kistefos supports the election of the Company Nominees, other than Mr. Compofelice, and believes that they would add continuity, value and perspective to the Board.  Notwithstanding the Jones Act requirement that the Kistefos Nominees run for newly-created seats, Kistefos believes that stockholders should have the opportunity to vote for the election of the Company Nominees which Kistefos does not oppose under the Short Slate Rule.

Furthermore, in the case of a company, such as Trico, with a majority voting requirement for director elections, we believe that all board seats subject to the election are ‘directly contested’. In companies with a plurality voting standard, it is not possible to effectively vote against a candidate and if only one vote is cast in favor of a nominee, so long as that nominee receives more votes than any other nominee, he or she will be elected to the board.  However, in a company such as Trico, where a director must be elected by a vote of the majority of shares present at the meeting, even if a director runs unopposed, a stockholder can effectively directly contest the election by either voting “Against” or withholding a vote in favor of the director.

Act prohibition against non-U.S. citizens exerting voting control of more than 25% of the corporate interests of a Jones Act-complaint company, and (iii) Trico’s charter requires that Trico remain a Jones Act-compliant company.

See 46 U.S.C. 50501(b), which provides: Additional requirements for corporations.  In this subtitle, a corporation is deemed to be a citizen of the United States only if, in addition to satisfying the requirements in subsection (a): (1) it is incorporated under the laws of the United States or a State; (2) its chief executive officer, by whatever title, and the chairman of its board of directors are citizens of the United States; and (3) no more of its directors are noncitizens than a minority of the number necessary to constitute a quorum.

See also 46 U.S.C. 50501(d), which provides: Determination of 75 percent corporate interest.  At least 75 percent of the interest in a corporation is owned by citizens of the United States under subsection (a) only if: (1) title to at least 75 percent of the stock in the corporation is vested in citizens of the United States free from any trust or fiduciary obligation in favor of a person not a citizen of the United States;  (2) at least 75 percent of the voting power in the corporation is vested in citizens of the United States; (3) there is no contract or understanding by which more than 25 percent of the voting power in the corporation may be exercised, directly or indirectly, in behalf of a person not a citizen of the United States; and (4) there is no other means by which control of more than 25 percent of any interest in the corporation is given to or permitted to be exercised by a person not a citizen of the United States

(4) We believe that Per Staehr, an existing Trico director, is a non-U.S. citizen.  The Kistefos nominees are both Norwegian citizens.

(5) See 46 U.S.C. 50501(d).

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Compelling Policy Considerations Support Applying the Short Slate Rule to this Contest.

We believe that acknowledging the applicability of the Short Slate Rule in the current circumstance would serve the important policy considerations underlying the rule, which is intended to eliminate “unnecessary impediments” to short slate elections and ameliorate “the difficulty experienced by shareholders in gaining a voice in determining the composition of the board of directors,” especially those seeking minority representation.(6)  We note that, in furtherance of these important policy considerations, the Division of Corporation Finance has recently shown a willingness to allow some flexibility in the application of the Short Slate Rule in situations that were not contemplated by the Commission when it adopted that rule.(7)  The specific question of how the Short Slate Rule would apply when an election is decided by a majority vote (with votes “against” being given effect) was not addressed in either the proposing or adopting release issued in connection with the amendment to Rule 14a-4.  We are not aware that the question has been raised or determined subsequent to the rule’s adoption.

The Short Slate Rule was adopted to eliminate “unnecessary burdens on shareholders’ effective use of their franchise” and to address an unintended consequence of the “bona fide nominee” rule, that effectively forced shareholders to choose between voting for the management slate in order to exercise their full voting rights, or voting for a less than full complement of directors.(8)  As noted by the Commission, the bona fide nominee rule “should not be a basis for imposing unnecessary regulatory barriers to the full exercise of the shareholder franchise.”(9)

We believe that these policy considerations would be severely undermined if stockholders supporting Kistefos’ proposals were prohibited from voting for certain Company Nominees because the Commission prohibits the application of the Short Slate Rule simply on the basis that there is no direct contest.  Prohibiting application of the Short Slate Rule in this circumstance would disenfranchise Trico’s stockholders and place yet another barrier to allowing a long-standing stockholder, such as Kistefos, from effectively engaging in corporate democracy. These concerns of stockholder disenfranchisement are particularly heightened in this circumstance, as Trico’s proxy card does not allow for stockholders to vote in favor of the Kistefos Nominees— in fact, Trico’s revised preliminary proxy statement states that by submitting the white proxy card provided by Trico, a stockholder “will not vote on... [the] two director election proposals by Kistefos, which will have the same practical effect as a vote to “WITHHOLD” or a vote AGAINST such proposals.”  We believe that this is precisely the situation which the Short Slate Rule seeks to resolve.  If Kistefos is prohibited from soliciting proxies in favor of a certain Company Nominee under proposal 1, stockholders will effectively be permitted to vote against all of the Company Nominees by voting the blue proxy card but will not be able to vote in favor of the Company Nominee with respect to which Kistefos has no objection. This is exactly the kind of situation that the Short Slate Rule was designed to address.

Furthermore, the considerations identified by the Commission in its adopting release are present in this case.  We believe that there is no increased risk that a Company Nominee will be “forced to lend his or her name, stature, and reputation” to Kistefos’ campaign, as Kistefos will

(6) Release No. 31326

(7) No-action letters, Eastbourne Capital, L.L.C., March 30, 2009 and Icahn Associates Corp., March 30, 2009

(8) Release No. 31326

(9) Release No. 31326

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be subject to strict compliance with the protective provisions of Rule 14a-4(d).(10)  Nor is there an increased risk that a stockholder may be confused, and vote in favor of one candidate as opposed to another, contrary to such stockholder’s intention; in fact, this risk is significantly diminished, as no Kistefos Nominee is nominated for a board seat currently occupied by a Company Nominee.

We believe there is no substantial policy consideration that weighs against applying the Short Slate Rule where the soliciting party has complied with each requirement of the rule.  Such an interpretation would not disserve the “underlying concerns of the bona fide nominee rule — that shareholders not be induced to vote for an unnamed nominee or waste their votes on persons, such as a public figure, who may be named by a dissident slate, but who has not consented to serve and would not serve.”(11)  Moreover, to apply the Short Slate Rule as we propose is entirely consistent with, and would in fact further, the intention of the Commission in adopting the Short Slate Rule to eliminate “unnecessary impediments” to short slate elections and ameliorate “the difficulty experienced by shareholders in gaining a voice in determining the composition of the board of directors,” especially those seeking minority representation.(12)

Conclusion

We believe that Kistefos may rely on Short Slate Rule in this contested election to seek authority to vote with respect to certain Company Nominees in Proposals 1 and 9 because the blue proxy card meets the requirements of that rule, and in particular because the card allows stockholders to exercise their full voting power.  Accordingly, we respectfully submit that Kistefos’ form of proxy card complies with both the letter and spirit of Short Slate Rule.

(10) Release No. 31326

(11) Release No. 31326

(12) Release No. 31326

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